PROXY

ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ESPERANZA SILVER CORPORATION

TO BE HELD AT:

Suite 900, 570 Granville Street, Vancouver, British Columbia

ON:

Thursday, June 2, 2005 at 10:00 a.m.

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints William J. Pincus, a Director of the Company, or failing this person, Brian E. Bayley, a Director of the Company, or in the place of the foregoing

, (print the name) as proxyholder for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the registered shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The Registered Shareholder hereby revokes any proxy previously given to vote at the Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions  (For full details of each item, please see the enclosed Notice of Meeting and Information Circular).

	For	Against	Withhold
1. Appointment of Devisser Gray, Chartered Accountants, as the auditor of the Company and to authorize the Directors to fix the Auditor’s remuneration.		N/A
2. To fix the number of Directors at five.			N/A
3. To elect as director, PINCUS, William J.		N/A
4. To elect as director, RISTORCELLI, Steven		N/A
5. To elect as director, OVSENEK, Joseph J.		N/A
6. To elect as director, BAYLEY, Brian E.		N/A
7. To elect as director, HALVORSON, Michael H.		N/A

8.

Any reduction, prior to the next meeting of

shareholders, of the exercise price of stock

options held by currently or future insiders of the

Company, subject to the approval of the TSX

Venture Exchange.

N/A
9. Ratifying and approving the Company’s Stock Option Plan and authorizing the Board of Directors to amend the Plan as may be required by the securities regulatory authorities.			N/A
10. Removing the application of the Pre-Existing Company Provisions (as defined in the Business Corporations Act (British Columbia)).			N/A
11. Increasing the number of common shares without par value of the Company to an unlimited number of common shares.			N/A
12. Replacing the Articles of the Company.			N/A
13. Granting the proxyholder authority to vote at their discretion on any other business or amendment or variation to the previous resolutions.			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

This Proxy is solicited by the Management of the Company.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This form of proxy (“Instrument of Proxy”) must be signed by you , by your attorney duly authorized by you in writing or, or if you are a corporation, by a duly authorized officer or representative of the corporation and, if executed by an attorney, officer or other duly appointed representative, the original or notarial copy of the instrument so empowering such persons or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Instrument of Proxy.

2.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you for the proxyholder to date this Instrument of Proxy with a date which is seven calendar days after the date on which it was mailed to you by Computershare Trust Company of Canada.

3.

If you wish to attend the Meeting and vote on the resolutions in person, simply register with the scrutineers before the Meeting begins.

4.

If you are not able to attend the Meeting in person but wish to vote on the resolutions, you may do one of the following:

(a)

Appoint one of the management proxyholders named on this Instrument of Proxy by leaving the wording appointing a nominee as is (i.e.  do not strike out the name of the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).

OR

(b)

Appoint another proxyholder, who need not be a registered shareholder of the Company, to vote according to your instructions, by striking out the names of the management proxyholders and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.

5.

The securities represented by this Instrument of Proxy will be voted or withheld from the voting in accordance with your instructions (provided the instructions are certain) on any poll regarding a resolution that may be called for or required by virtue of 5% of more of the outstanding voting securities of the Company being represented by other Instruments of Proxy at the Meeting that are to be voted against a matter.  If no choice is specified, the proxholder, if nominated by the Company’s management, intends to vote the securities represented in this Instrument of Proxy as if you had specified an affirmative vote.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If you have submitted an Instrument of Proxy, you may still attend the Meeting and vote in person.  To do so, you must record your attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes and this Instrument of Proxy.

To be represented at the Meeting, this Instrument of Proxy must be received at the office of Computershare Trust Company of Canada by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.  The mailing address of Computershare Trust Company of Canada is 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 and its toll free fax number is 1-866-249-7775.

If you are an unregistered shareholder you must deliver your Instrument of Proxy in accordance with the instructions given by your financial institution or other intermediary that forwarded the Instrument of Proxy to you.